

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

Re: **American International Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-08787

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Risk Factors
If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data…, page 41

2. We note that you disclose that your systems could be subject to unauthorized access, systems failures and disruptions. Please tell us whether you have experienced attacks, unauthorized access, systems failures and disruptions in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures.

Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations
Outlook
SunAmerica
Interest Crediting Rates, page 58

3. Please provide us proposed disclosure to be included in future periodic reports regarding management's current plans to mitigate the effect of the low interest rate environment that provides specificity as to how this will be accomplished though your asset-liability management process, product design elements, and crediting rate strategies. In addition, since the Federal Reserve Board recently announced that it plans to keep interest rates low until at least through late 2014, please quantify the expected impact that low rates will have on pretax earnings in future periods.

Capital Resources and Liquidity
Liquidity of Parent and Subsidiaries
Uses of Liquidity, page 126

4. Please expand your disclosure to disclose the Specified Minimum Percentage of your Company Action Level RBC for both Chartis and SunAmerica throughout your description of the CMAs. Please clarify that this Specified Minimum Percentage of your Company Action Level RBC may trigger either a dividend from the operating company or a contribution from AIG. Please also clarify when the respective dividends and contributions may each occur. Please disclose the net aggregate amounts paid or received by AIG from each of Chartis and SunAmerica in the fiscal year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant